

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

Via E-mail
James Short
Chief Financial Officer
Odyssey Group International, Inc.
4262 Blue Diamond Road, Suite 102-281
Las Vegas, Nevada 89139

> **Re:** **Odyssey Group International, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 8, 2014**
> **File No. 333-200785**

Dear Mr. Short:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover Page of the Prospectus

1. Please revise your disclosure to include the registrant's name, in accordance with Item 501(b) of Regulation S-K.

Risk Factors, page 3

2. We note that your risk factors are substantially repetitive including:

- the second and third risk factors on page 3;
- the third risk factor on page 5 and the last risk factor on page 8; and
- the last risk factor on page 7 and the second risk factor on page 9.

Please revise your disclosure in the above referenced examples to provide one non-repetitive risk factor.

3. We refer you to your risk factor entitled, *"[w]e may have difficulty raising additional capital, which could deprive us of necessary resources,"* on page 3. Please revise this risk factor heading and disclosure to discuss the potential risks to stockholders of successfully raising additional equity capital or borrowing additional funds.

4. We refer you to your risk factor entitled, *"[t]he loss of suppliers or shortages in ingredients could harm our business,"* on page 5. We note your disclosure with respect to licensing intellectual property rights, suppliers and sources of raw materials. Please expand your disclosure to describe such license agreements and the intellectual property rights referenced in this risk factor. In addition, please expand your disclosure in your "Description of Business," page 15, to discuss key suppliers and sources and availability of raw materials.

5. We refer you to your risk factor entitled, *"[i]f our intellectual property is not adequate to provide us with a competitive advantage….,"* on page 5. We note that your disclosure states that generally your products are not subject to patents. Please revise this risk factor heading to communicate this lack of protection and eliminate the inference that your products come with proprietary rights that could be infringed.

6. We refer you to your risk factor entitled, *"[a]n increase in the price and shortage of supply of key raw materials could adversely affect our business,"* on page 6. Please expand your disclosure to identify the key ingredients that could become subject to shortages.

7. We refer you to your risk factor entitled, *"[w]e may be forced to curtail or discontinue operations..,"* on page 7. Please move this risk factor to follow the risk factor entitled, *"[w]e may have difficulty raising additional capital, which could deprive us of necessary resources,"* on page 3.

8. We refer you to your risk factor entitled, *"[w]e may be unable to compete successfully against existing and future competitors, which could harm our margins and our business,"* on page 7. Please expend your disclosure to identify the larger companies that you expect to complete with in order to sell your anticipated products.

Cautionary Note Regarding Forward-Looking Statements, page 12

9. We note that you are not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934. Accordingly, please remove your reference on page 12 to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as you are not eligible to rely on the safe harbors for forward-looking statement provided therein. In addition, please make the corresponding change to Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18.

Market Price of and Dividends on Common Equity and Related Stockholder Matters
Market Information, page 14

10. We note your disclosure in the fourth paragraph under "Market Information" that there are 385,250,000 outstanding shares that may be sold under Rule 144. We also note under "Holders of Our Common Stock," on page 14, that there are 114,750,000 shares outstanding as of November 30, 2014. Please revise your disclosure to eliminate this inconsistency and any other inconsistencies throughout the prospectus.

Description of Business
General Development of the Business, page 15

11. We note that you disclosure states that you engage in the "discovery, development and commercialization of a broad range of health and wellness products to improve human health" and that you currently provide "athletic enhancement products to improve the human body's function during athletic stress." In view of the fact that you have had no sales to date, have only contracted with a manufacturer, and entered into a distribution agreement related to one product, please revise your disclosure to distinguish between your intentions and your actual operations. In addition, please refer to one product rather than a broad range of products when you describe your operations throughout the prospectus.

12. We note that you refer to "our stemFit Active™." Please clarify your disclosure to discuss whether you own or license the trademark. In addition, please expand your disclosure to include your intellectual property rights associated with this product.

13. Please briefly describe the material terms of your distribution agreement with Well-med Global LLC, including the subject matter of the agreement, whether the agreement is exclusive, material payment obligations under the agreement, duration of the agreement, where the distributor will sell the products, and any material termination provisions.

Our Business Model, page 15 and 16

14. We note on the second line of your disclosure on page 16, that "[b]ecause third party manufacturers are numerous, we will not be dependent on any third party manufacturer." Please reconcile any inconsistencies with your statement in the third paragraph on page 17, that "[m]any manufacturers have the infrastructure to manufacture stemFit Active™ but have not acquired the license or authorization to manufacture stemFit Active™."

15. Please expand your disclosure on the top of page 16 to further describe the principal method of competition.

Our Growth Strategy, page 16

16. We refer you to your disclosure regarding increasing revenues from existing stemFit Active™ customers. In view of the fact that you do not currently have revenues please revise your disclosure to refer to generating revenue rather than increasing revenue. In addition, please refrain from referring to existing customers.

About stemFit Active™, page 16

17. Please define the term "super foods."

18. We note that you include references to "clinical studies." Please revise your disclosure to clarify the specific scientific findings you are referring to and describe the clinical studies including, the method by which such studies were conducted, the number of subjects studied, the primary goals of the study, and the specific results of the study. In the alternative, please remove statements implying a clinical basis for your conclusions.

Competition, page 17

19. We refer you to the second paragraph of this section. Please briefly describe the material terms of any purchase agreement, including the subject matter of the agreement, whether the agreement is exclusive, material payment obligations under the agreement, the duration of the agreement, and any material termination provisions.

20. We refer you to the third paragraph of this section. Please identify all licensors and licensees of the stemFit Active™ product and specifically identify any manufacturers who hold the license and how the license was acquired.

Government Regulation, page 17

21. Please expand your disclosure to discuss how you would be regulated by FDA.

Management's Discussion and Analysis of Financial Condition and Results of Operation Overview, page 18

22. Please expand your disclosure to provide a more detailed explanation of how you may adjust your current business plan.

23. Please tell us the fair value of the shares issued to your Director, Secretary and the Secretary's family and the fair value of the shares at the commitment date of the note payable and how you determined these amounts. Please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Liquidity and Capital Resources, page 19.

24. We note that you have entered into a loan agreement with Vivakor, Inc. Please provide a detailed explanation of the note and file the note as an exhibit, in accordance with Item 601 of Regulation S-K.

Management
Executive Officers and Directors, page 20

25. Please revise your disclosure to describe the business experience of each director and executive officer, in accordance with Item 401(e) of Regulation S-K.

Executive Compensation
Summary Compensation Table, page 21

26. We note Mr. Witz, a director of the registrant, is listed as receiving $2,000 under the caption "Salary." We also note your disclosure listed under "Compensation of Directors" page 22, that directors do not receive any cash compensation. Please clarify to resolve any inconsistencies in your disclosure.

27. We refer you to footnote number 1 to the Summary Compensation Table, on page 21. Please revise your disclosure to include the method used to determine the number of shares of stock issued to employees in lieu of a cash salary.

Security Ownership of Certain Beneficial Owners and Management

28. Please revise your disclosure to provide a footnote identifying the beneficial owners of the shares held of record by Eco Scientific, Market Group International, Adwin, LLC and Regal Growth, LLC. The disclosure shall include the natural person(s) who hold or share investment and voting control of the shares.

Certain Relationships and Related Party Transactions
Related Party Transactions, page 24

29. Please disclose the identity of the related person to each of the transactions listed.

30. Please disclose which products relate to the health and wellness formula acquired from EcoScientific, Inc. and please file any written agreement as an exhibit.

Description of Capital Stock, p. 24

31. Please disclose the matters for stockholder approval that require a majority vote of stockholders. In addition, please disclose all matters that would require a supermajority

of stockholders to take action and the percentage required for each such action, in accordance with Item 202 of Regulation S-K.

Selling Stockholders, p. 26

32. Please revise your disclosure and table of selling stockholders to clearly state the amount of securities owned by each selling stockholder prior to the offering, the number of shares to be offered by each selling stockholder, and the amount of securities to be owned by each selling stockholder after completion of the offering, as required by Item 507 of Regulation S-K.

Notes to Financial Statements, p. F-7

33. You disclose on page 15 that you have paid a third party to manufacture your product called stemFit Active™. Please clarify if this agreement is separate from the distribution agreement with Well-med Global. Please disclose the terms of this manufacturing agreement including, when you entered into the agreement, the payments made and any related inventory amounts resulting from the agreement for the period presented.

Related Party Transactions and Balances, page F-7

34. You disclose that you issued 25,000,000 shares of common stock to EcoScientific, Inc. to acquire its interest in the formula yet your Statement of Stockholders' Equity on page F-5 states that you issue a total of 100,000,000 shares of common stock to acquire right to a formula. Please revise your disclosure to explain to whom the remaining 75,000,000 shares were issued and how you determined that recognition of an intangible asset was not required.

Note Payable, page F-7

35. Please provide us with an analysis on how you determined that the debt conversion price of $.01 per share did not result in a beneficial conversion feature.

Exhibits

36. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Christopher A. Wilson, Esq.
        Wilson & Oskam, LLP